EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended
	June 27,	June 28,
In millions	2010	2009
Earnings
Earnings before income taxes and noncontrolling interests	$649	$120
Add:
Fixed charges	50	42
Amortization of capitalized interest	2	2
Distributed income of equity investees	116	145
Less:
Equity in earnings of investees	158	83
Capitalized interest	3	3
Earnings before fixed charges	$656	$223

Fixed charges
Interest expense	$18	$17
Capitalized interest	3	3
Amortization of debt discount	5	1
Interest portion of rental expense(1)	24	21
Total fixed charges	$50	$42

Ratio of earnings to fixed charges	13.1	5.3

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.